July 22, 2020
Via E-mail

Walter J. Skipper, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

       Re:    Westell Technologies Inc.
              Schedule 13E-3
              Filed July 13, 2020
              File No. 005-48551

              Preliminary Proxy Statement on Schedule 14A
              Filed July 13, 2020
              File No. 000-27266

Dear Mr. Skipper:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 13E-3
General

1. Please advise us, with a view toward enhanced disclosure, why Class B shares will be subject to both the reverse stock split and forward stock split given that such shares are owned only
   by your directors. Additionally, please tell us why Emory   s fairness
opinion contemplates
   the transaction only as it pertains to Class A shares being subject to the reverse and forward stock splits.
 Walter J. Skipper, Esq.
Quarles & Brady LLP
July 22, 2020
Page 2

Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 2

2. Where you state that shareholders will receive a premium over prevailing market prices as measured from the time of your public announcement, please disclose the corresponding closing share price of your common stock as of that date.

Purpose of and Reasons for the transaction, page 15

3. We note your disclosure that the Board determined that the costs of being a public reporting company outweigh the benefits thereof. However, this justification for pursuing the proposed transaction appears to have been generally applicable in recent years. Please expand your disclosure to state why the Special Committee and the Board determined to pursue this transaction now as opposed to at any other time. Refer to Item 1013(c) of
   Regulation M-A.

Background of the Transaction, page 15

4. Refer to the following statement on page 18:    On June 23, 2020, the
Special Committee
   concluded that the best approach was to select the 1,000 to 1 ratio and achieve the objective of allowing the Company to go dark, while expecting to preserve the ability to use the
   Company   s net operating losses for tax purposes...    Please specify the
constituency expected
   to become the beneficiary of the Company   s future use of these net
operating loss
   carryforwards. Additionally, please quantify that benefit to the extent practicable. See Item
   7 of Schedule 13E-3 and Instruction 2 to Item 1013(d) of Regulation M-A.

Repurchase Pool, page 19

5. Please provide the factors that the Board will consider when determining whether to allocate additional cash reserves to a future repurchase pool.

Fairness of the Transaction, page 20

6. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Please provide the disclosure required by Item 1014(c) and (e) or advise where it appears in your proxy statement.

7. Revise your discussion of procedural fairness to address whether and to what extent the
   Board considered the fact that shareholders who will not be cashed out will be left with a less liquid investment.
 Walter J. Skipper, Esq.
Quarles & Brady LLP
July 22, 2020
Page 3

8. Expand your discussion of the factors the Board considered in determining the fairness of the transaction to unaffiliated security holders, including how the Board considered each of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A. To the extent that any factor was not considered, or was considered but granted little weight, this should be explained for shareholders.

9. Please include a reasonably detailed discussion of the detriments of the transaction to
   Westell   s unaffiliated security holders. Refer to Instruction 2 to Item
1013(d) of Regulation
   M-A.

10. We note that Westell lists as a factor the fairness opinion provided by Emory. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April
    13, 1981). Accordingly, please revise to state, if true, that the Company has adopted
    Emory   s analysis as its own. Alternatively, describe the Company   s own
analysis of the
    report.

Fairness Opinion of the Financial Advisor, page 21

11. Please include all projections prepared by management and provided to Emory for purposes of the fairness opinion, including any forecasts pertaining to the discounted free cash flow analysis. Your expanded discussion should also discuss the underlying assumptions and limitations on any projections provided.

12. Please identify the transactions used by Emory in the Comparative Transactions Analysis.

Source of Funds and Expenses, page 30

13. We note that you expect to pay the consideration to the Cashed Out Stockholders using cash on hand. Please confirm whether or not any portion of the funds borrowed under the
    Paycheck Protection Program is available for use in connection with this transaction.



                                               *   *   *
 Walter J. Skipper, Esq.
Quarles & Brady LLP
July 22, 2020
Page 4

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions